10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Lost Creek Property Measured & Indicated Uranium Resources Increase 45%

Littleton, Colorado (PR Newswire – April 4, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to report an upgrade to the National Instrument (NI) 43-101 Mineral Resource estimate on the Lost Creek Property. This resource update has been achieved by reviewing the Company’s historical drill-hole database related to property interests recently incorporated into the Lost Creek Property through acquisition and claim staking. The resource estimate was completed as a part of an update to the Preliminary Economic Assessment now underway for the Lost Creek Property.

The updated compliant resource estimate of 8.35 Mlbs U3O8 in the Measured and Indicated categories represents a 45% increase from the previous estimate dated February 29, 2012. Resources reported in the Inferred category have also been increased by 42% to an updated total of 2.87 Mlbs U3O8. The new total resource for the Lost Creek Property is shown in the table below:

Lost Creek Property Mineral Resources as of April 4, 2012

Category	Avg. Grade % eU3O8	Tons x1,000	Pounds eU3O8 Millions
Measured	0.055	3,850	4.20
Indicated	0.053	3,965	4.15
Inferred	0.049	2,989	2.87

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
4.	Typical ISR- industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, § 1.2 (CIM Definition Standards).

Wayne Heili, the Company’s President and CEO commented, “Ur-Energy began accumulating portions of the Lost Creek Property and regional data package in 2005 and has continued building this property by regularly improving the land position. Our understanding of the local and regional geology has allowed us to continually expand and upgrade the compliant resource base, culminating in the substantially improved estimate announced today.”

On February 29, 2012 Ur-Energy announced that the Company’s wholly-owned subsidiary NFU Wyoming, LLC had completed an Asset Exchange Agreement with Uranium One Americas, Inc. which provided for the transfer to Ur-Energy of specific federal mining claims and State of Wyoming mineral leases located in the immediate vicinity of Ur-Energy’s Lost Creek Project. Those property interests, along with 253 recently staked federal mining claims nearby, have been incorporated into the Lost Creek Property as the LC East and LC West Projects. The Company has completed an initial resource estimate for the LC East and LC West Project areas utilizing a Company-owned database of over 1,100 historic drill and numerous core holes. The estimated resource is shown in the table below:

New Resources Added to the Lost Creek Property, April 4, 2012*

Category	Avg. Grade % eU3O8	Tons x1,000	Pounds eU3O8 Millions
Measured	0.054	1,158	1.26
Indicated	0.043	1,551	1.33
Inferred	0.048	928	0.85

*See Notes 1, 2, 3, 4, and 5 above

The newly incorporated resources constitute a 45% increase in the Measured and Indicated resources (combined) and a 42% increase in Inferred resources. A majority of the new resources are located in close proximity to the proposed Lost Creek plant site and are contained within the HJ and KM Horizons below the water table at depths ranging from 200 to 500 feet. Additionally, resources (included above) were also identified in the FG, L and M Horizons.

While the majority of the mineralization added is contained in the Measured and Indicated categories, reflecting close spaced drilling density, the Company regards the Lost Creek Property as having a high potential for further resource expansion. Numerous identified roll fronts with ore grade mineralization have relatively low drilling densities associated with them and warrant additional exploration. Also, most of the historic drilling in this region targeted shallow uranium mineral trends with the intention to conduct open pit mining. The deeper L, M and N Horizons at Lost Creek and the recently acquired properties have sparse drilling and are presently inadequately tested for their potential as In-Situ Recovery (ISR) candidates. The Lost Creek Property resources are classic roll-front type deposits in which the uranium is introduced via groundwater flow and precipitated at chemical oxidation/reduction (redox) boundaries after the host rock deposition.

John Cash, V.P. of Regulatory Affairs, Exploration and Geology stated, “We are delighted that the geologic mapping and resource estimates have confirmed the presence of substantial additional shallow resources as well as numerous exploration targets on the Lost Creek Property. The Company’s longstanding strategic plan to acquire high potential properties and databases has resulted in a dominant land position with significant resources and potential within the Great Divide Basin.”

A Lost Creek Property map depicting the newly defined project areas is shown below. The new resources added to the Lost Creek Property are located within the LC East and LC West Project areas.

John Cooper, Ur-Energy Production Geologist, P.Geo. and SME Registered Member, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release. Mr. Cooper has verified the sampling, analytical and test data underlying the Mineral Resource estimate disclosed in this news release. An updated NI 43-101 compliant estimate will be filed in a Preliminary Economic Assessment on SEDAR within 45 days.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

Cautionary Note to U.S. Investors Concerning Resource Estimates

This press release uses the terms “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource.”  The Company advises US investors that while these terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (SEC) does not recognize them.  US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  US Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

Cautionary Note Regarding Forward-Looking Information

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the further development of the resources to be a part of the production at the Lost Creek mine; the potential to develop additional resources on the Lost Creek Property; the amenability of certain of the resources to in-situ recovery methods; and the technical and economic viability of the Lost Creek Project) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

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